

<u>VIA FACSIMILE AND U.S. MAIL</u>

July 17, 2007

Deborah F. Ricci
Chief Financial Officer and Treasurer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

> **RE: The Allied Defense Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-11376**

Dear Ms. Ricci:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Note B – Liquidity and Capital Resources, page F-20

Debt Covenant Requires Effective Registration by March 29, 2007, page F-22

2. Please disclose how you accounted for the registration rights related to your convertible debt facility. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, as applicable. Please also disclose any additional penalties resulting from delays after March 29, 2007.

Note M – Long-Term Debt, page F-29

Loan for Global Microwave Systems Acquisition, page F-31

3. You indicate that on October 11, 2006, the loan was amended to defer the first installment and to increase the interest rate during the deferral period to 9% per year. Please tell us how you accounted for the modification of the terms of this loan. Please tell us what consideration you gave to EITF 96-19 in your analysis of the accounting for this modification.

Note R – Derivative Financial Instruments, page F-34

Derivatives not designated as hedges, page F-35

4. You indicate that your accounting for foreign currency exchange contracts at MECAR did not comply with the guidelines of FAS 133. Please tell us how you are accounting for these foreign currency exchange contracts. Please also cite the accounting literature used to support your conclusions.

Note T – Other – Net, page F38

5. We note that you included your gains/losses on sales of fixed assets in other income (expense). In future filings please classify these gains in operating income as required by 45 of SFAS 144.

<p align="center">Form 10-Q for the Period Ended March 31, 2007</p>

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

General

6. On page 11, you disclose that your reserve for obsolescence increased from $1.6 million to $2.3 million. Please disclose and discuss the reasons for the increase in reserve for obsolescence from December 31, 2006 to March 31, 2007. Please disclose any trends or uncertainties that exist as a result of this development.

Form 8-K filed on June 20, 2007

7. Please ensure that your interim financial address how you account for the amended and restated security purchase agreement. Ensure you address the accounting for all warrants or options issued in conjunction with these agreements. Your disclosures should also address how you accounted for the amended notes as well as the new notes. Please cite the accounting literature used to support your conclusions.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief